Exhibit 99.1

Asia Pacific Wire & Cable Corporation Limited Reports Second Quarter 2022 Financial Results

September 06, 2022 08:30 ET | Source: Asia Pacific Wire & Cable

TAIPEI, Taiwan, Sept. 06, 2022 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) (“APWC” or the “Company”), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company’s financial results for the six months ended June 30, 2022. Unless otherwise indicated, all data are reported in U.S. Dollars at the exchange rate prevailing on the date of the event or result reported.

First Six Months 2022 Financial Results (Ended June 30, 2022), and 2021 comparative results

	First 6 Months 2022	First 6 Months 2021	CHANGE
Revenues	$207.4 million	$225.3 million	(8.0)%
Operating Profit/(Loss)	$1.8 million	$5.0 million	(63.4)%
Net Income/(Loss)	$(0.3) million	$(0.1) million	189.7%
EPS(1)	$(0.02)	$(0.01)	(100.0)%

(1)

The calculation of the earnings per share is based on 20,020,364 and 13,819,669 basic and diluted weighted average common shares issued and outstanding for the six months ended June 30, 2022 and 2021, respectively

Revenues for the six months ended June 30, 2022 were $207.4 million, a decrease of 8.0% from $225.3 million for the six months ended June 30, 2021. The decrease was primarily attributable to revenue decreases across the Company’s Thailand and North Asia regions. Net revenue in the Company’s Thailand region decreased 11.9%, primarily attributable to the sales decrease from the public sector in 2022 and the depreciation of the Thai Baht, which depreciated 9.39% compared to 2021. Revenues in the Company’s North Asia region decreased 20.5%, due to decreased sales volume, resulting primarily due to the economic slowdown. , The ongoing conflict in Ukraine and China’s COVID lockdowns added to supply chain problems and impacted the global economy. Revenues in the Company’s Rest of World (“ROW”) region increased 6.7% due to orders being released to the market, after the Singapore government removed certain COVID-19 restrictions. A decline in the demand for cables decreased revenues in Australia. The Company’s North Asia region includes China and Hong Kong; the Thailand region consists of operations and sales within Thailand; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.

Operating profit for the six months ended June 30, 2022 were $1.8 million, a decrease of 63.4% from $5.0 million for the six months ended June 30, 2021. Operating profit margin decreased from a profit of 2.2% in 2021 to a profit of 0.9% in 2022. In the Thailand region, operating profit margin decreased from 3.93% in 2021 to 1.19% in 2022. The operating profit fell following a decline in higher margin Thai government projects and the fluctuation of copper prices. In the North Asia region, operating profit margin decreased from 2.74% in 2021 to 2.31% in 2022, resulting from decreased revenue and the fluctuation of copper prices. The ROW region’s operating profit margin decreased from 1.25% in 2021 to 0.49% in 2022. The decrease was attributable primarily to the decreased revenue in Australia.

Selling, general and administrative expenses for the six months ended June 30, 2022 were $12.6 million, compared to $13.0 million reported for the six months ended June 30, 2021. Net loss attributable to APWC shareholders was $(0.3) million for the first half of 2022, compared to a net loss of $(0.1) million for the first half of 2021. The increase in net loss was primarily due to a decrease in revenues and operating profit. The weighted average number of shares issued and outstanding was 20.02 million and 13.82 million for the six months ended June 30, 2022 and 2021, respectively.

Financial Condition

APWC reported $44.6 million in cash and cash equivalents as of June 30, 2022, compared to cash and cash equivalents of $44.5 million as of December 31, 2021.

Current assets totaled $289.8 million as of June 30, 2022, compared to $312.0 million as of December 31, 2021. Working capital was $160.4 million as of June 30, 2022. Short term bank loans were $43.7 million at June 30, 2022, a decrease of 29.6% from $62.1 million at December 31, 2021. The Company had $12.2 million in long-term debt outstanding at June 30, 2022, compared to $3.3 million in long-term debt as of December 31, 2021. Shareholder’s equity attributable to APWC was $147.1 million as of June 30, 2022, compared to $147.5 million as of December 31, 2021.

APWC reported $2.9 million in cash used in operating activities during the six months ended June 30, 2022, compared to cash used in operating activities of $46.3 million in the corresponding period in 2021. The decrease in cash used in operating activities in the first half of 2022 was primarily attributable to greater inventory purchased in 2021. The Company reported $0.7 million in cash outflows from investing activities during the six months ended June 30, 2022, compared to $1.9 million in cash outflows in the same period of 2021. The decrease in cash used in investing activities in the first half of 2022 was attributable primarily to the increase in purchases of property, plant and equipment in 2021. APWC reported $8.7 million in cash inflows from financing activities during the first six months of 2022, compared to $38.7 million in cash inflows from financing activities in the same period of 2021. The decrease in cash inflows is due to a decrease in borrowings in 2022.

We encourage shareholders to visit the Company’s website for further information (www.apwcc.com). Information on the Company’s website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation Limited

Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through operating subsidiaries. Through its subsidiaries, the Company is principally engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:

Investor Relations Contact:

Skyline Corporate Communications Group, LLC

Lisa Gray, Senior Account Manager

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: lisa@skylineccg.com